Exhibit 99.3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this Report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended June 30, 2017 filed with the Securities and Exchange Commission on September 22, 2017 (the "2017 Form 20-F"). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this Report on Form 6-K, and those listed in the 2017 Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the 2017 Form 20-F.

Overview

Through our operating subsidiaries, we are one of the leading automation solutions providers in China, developing a number of core technologies and completing numerous projects utilizing a wide array of automation products. With our philosophy of sincere concern for customers and our technical innovation capabilities, we specialize in the research, development, production, sale and distribution of industrial automation for digital railway signals and information systems, e-government, motor drive transmissions and non-safety controls for nuclear power reactors.

The main channel through which we obtain our automation system business is the procurement bidding process. Customers propose their requirements and specifications via legally binding bid documents. Companies interested in obtaining the contract can respond with an appropriate bid.

We derive our revenue mainly from three operating segments including industrial automation, railway transportation and mechanical and electrical solutions. Around 90% of our total consolidated revenues derived from integrated contracts we have won through the bid process. In addition, we generate revenue from sales of spare parts and component products to customers for maintenance and replacement purposes after the completion of the integrated solution contract, and from providing maintenance and training service, after the warranty period to customers for efficiency improvement or environment protection purpose; which tends to provide a recurring revenue stream. Spare part and component sales and services rendered are not part of the integrated solutions contracts.

The purpose of an integrated solutions contract is to furnish an automation system that provides the customer with a total solution for the automation or process control requirement being addressed. The automation system and total solution we offer, consisting of hardware, software and services, is customized to meet the customer’s particular needs and technical specifications. None of the hardware, software and services has independent functionality, and therefore, is not sold separately to customers.

Order backlog of contracts presents the amount of unrealized revenue to be earned from the contracts that we have won. The following table sets forth the information regarding contracts we won during the six months ended December 31, 2016 and 2017 and the backlog at the dates indicated:

	Six months ended December 31,
	2016	2017
Number of new contracts won during the period	1,538	1,643
Total amount of new contracts (million)	$206.8	$312.0
Average price per contract	$134,460	$189,897

	Six months ended December 31,
	2016	2017
Backlog Situation:
Contracts newly entered and unfinished (million)	$120.0	$143.4
Contracts entered in prior periods and unfinished (million)	$379.4	$404.2
Total amount of backlog (million)	$499.4	$547.6

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Key Factors Affecting Our Growth, Operating Results and Financial Condition

Our future growth, operating results and financial condition will be affected by a number of factors including:

•	The ability in developing and acquiring new products and systems in order to improve competitiveness, which can increase both sales revenue and margins. The success of our business depends in great measure on our ability to keep pace with or even lead changes that occur in our industry.

•	The success in expanding our business in targeted emerging markets and overseas markets, which may require us to overcome domestic competition and trade barriers.

•	Our ability to retain our existing customers and to obtain additional business opportunities. Since we do not have long-term purchase commitments from customers, our customers can shift to other competitors for future projects. It is important to maintain our customer base in order to sustain and expand our business.

•	The success of our business also depends on securing a steady stream of new customers. In order for our business to continue to succeed and grow, it is vital to secure contracts with new customers on a regular basis.

•	The ability to secure adequate engineering resources and relatively low cost engineering staff can increase our profitability and potential business prospects. One of the competitive advantages that we enjoy is the access to lower cost engineering staff as compared to those of our Western and Japan-based competitors. The plentiful supply of affordable engineering talent in China is a key element of our overall business strategy.

•	Further improvement in product design and maintaining high standard of quality control, which can reduce or avoid product defects. Any product defects will result in additional costs and cause damage to our business reputation.

•	The ability to secure and protect our intellectual property rights is critical, as our business is based on a number of proprietary products and systems, and we strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements.

•	The success in penetrating into the railway, conventional and nuclear power market sectors can develop revenue streams and improve margins. In addition to the traditional industrial automation business, our plan for future growth includes an increasing emphasis on rail control systems, power generation control systems and mechanical and electrical solutions both in China and internationally.

•	The ability to obtain greater financial resources to match or even exceed our major competitors, in order to compete effectively with them, and to weather any extended weaknesses in the automation and control market.

•	The continued growth in the Chinese and Southeast Asia industry in general. This continued growth will create more business opportunities for us, because industrial companies in Asia are our principal source of revenues.

•	The ability to maintain key personnel and senior management, who will have significant impact and contribution to our future business. The ability to attract and retain additional qualified management, technical, sales and marketing personnel will be vital.

•	The continuation of the preferential tax treatment and subsidies currently available to our PRC subsidiaries will be critical to our future operating results. If governmental subsidies were reduced or eliminated, our after-tax income would be adversely affected.

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•	The exchange rate fluctuation of RMB and SGD against US dollars will result in future translation gain or loss as most of our assets are denominated in RMB and SGD. In addition, some of our raw materials, components and major equipment are imported from overseas. In the event that the RMB and SGD appreciate against other foreign currencies, our costs will decrease and our profitability will increase. However, the impact will be the other way around if RMB and SGD depreciate against other foreign currencies.

Critical Accounting Policies

Revenue recognition

Integrated solutions contracts

Revenues generated from designing, building, and delivering customized integrated industrial automation systems are recognized over the contractual terms based on the percentage of completion method. The contracts for designing, building, and delivering customized integrated industrial automation systems are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and ranges from 6 months to 5 years excluding the warranty period. The majority of the contract duration is longer than one year.

Revenue generated from mechanical and electrical solution contracts for the construction or renovation of buildings, rail or infrastructure facilities are also recognized over the contractual terms based on the percentage of completion method. The contracts for mechanical and electrical solution are legally enforceable and binding agreements between the Company and customers. The duration of contracts depends on the contract size and the complexity of the construction work and ranges from 6 months to 3 years excluding the warranty period. The majority of the contract duration is longer than one year.

In accordance with ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts (“ASC 605-35”), recognition is based on an estimate of the income earned to date, less income recognized in earlier periods. Extent of progress toward completion is measured using the cost-to-cost method where the progress (the percentage complete) is determined by dividing costs incurred to date by the total amount of costs expected to be incurred for the integrated solutions contract. Revisions in the estimated total costs of integrated solutions contracts are made in the period in which the circumstances requiring the revision become known. Provisions, if any, are made in the period when anticipated losses become evident on uncompleted contracts.

The Company reviews and updates the estimated total costs of integrated solutions contracts at least annually. The Company accounts for revisions to contract revenue and estimated total costs of integrated solution contracts, including the impact due to approved change orders, in the period in which the facts that cause the revision become known as changes in estimates. Unapproved change orders are considered claims. Claims are recognized only when it has been awarded by customers. Excluding the impact of change orders, if the estimated total costs of integrated solution contracts, which were revised during the six months ended December 31, 2017, had been used as a basis of recognition of integrated contract revenue since the contract commencement, net income for the six months ended December 31, 2017 would have been decreased by $5.7 million; basic net income per share and diluted net income per share for six months ended December 31, 2017 would have been decreased by $0.09 and $0.09, respectively.

The Company combines a group of contracts as one project if they are closely related and are, in substance, parts of a single project with an overall profit margin. The Company segments a contract into several projects, when they are of different business substance, for example, with different business negotiation, solutions, implementation plans and margins.

Revenue in excess of billings on the contracts is recorded as costs and estimated earnings in excess of billings. Billings in excess of revenues recognized on the contracts are recorded as deferred revenue until the above revenue recognition criteria are met.

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The Company generally recognizes 100% of the contractual revenue when the customer acceptance has been obtained and no further major costs are estimated to be incurred, and normally this is also when the warranty period commences. Revenues are presented net of taxes collected on behalf of the government.

Product sales

Revenue generated from sales of products is recognized when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Service rendered

The Company has in recent years extended its service offerings as described below. The Company mainly provides two types of services:

Revenue from one-off services: the Company provides different types of one-off services, which are generally completed on site within a few working days. Revenue is recognized when the Company has completed all the respective services described in the contracts, there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection is reasonably assured.

Revenue from services covering a period of time: the Company also separately sells extended warranties to their integrated solution customers for a fixed period. Such arrangements are negotiated separately from the corresponding integrated solution system and are usually entered into upon the expiration of the warranty period attached to the integrated solution contract. During the extended warranty period, the Company is responsible for addressing issues related to the system. Part replacement is not covered in such services. The Company recognizes revenue on a pro-rata basis over the contractual term.

Allowance for doubtful accounts

The carrying value of the Company’s accounts receivable and costs and estimated earnings in excess of billings, net of the allowance for doubtful accounts, represents their estimated net realizable value. An allowance for doubtful accounts is recognized when it’s probable that the Company will not collect the amount and is written off in the period when deemed uncollectible. The Company periodically reviews the status of contracts and decides how much of an allowance for doubtful accounts should be made based on factors surrounding the credit risk of customers and historical experience. The Company does not require collateral from its customers and does not charge interest for late payments by its customers.

Warranties

Warranties represent a major term under an integrated contract, which will last, in general, for one to three years or otherwise specified in the terms of the contract. The Company accrues warranty liabilities under an integrated contract as a percentage of revenue recognized, which is derived from its historical experience, in order to recognize the warranty cost for an integrated contract throughout the contract period.

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Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company adopted ASC 740, Income Taxes (“ASC 740”), which clarifies the accounting and disclosure for uncertainty in income taxes. Interests and penalties arising from underpayment of income taxes shall be computed in accordance with the related tax laws.

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Recent accounting pronouncements

Standards Effective in Future Years

In August 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2015-14, which defers the effective date of ASU 2014-09 Revenue from Contracts with Customers (Topic 606) (" ASU 2014-09") by one year and allows entities the option to early adopt the new revenue standard as of the original effective date. Issued in May 2014, ASU 2014-09 provided guidance on revenue recognition on contracts with customers to transfer goods or services or on contracts for the transfer of nonfinancial assets. ASU 2014-09 requires that revenue recognition on contracts with customers depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will be effective for us on July 1, 2018. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption. The Company preliminarily plans to use the modified retrospective method and has developed an implementation plan. We are currently evaluating the impact of adoption of this guidance, including required disclosures.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10) (“ASU 2016-01”). The amendments require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instruments-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. This updated guidance is effective for the annual period beginning after December 15, 2017, including interim periods within the year. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases. ASU 2016-02 specifies the accounting for leases. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. ASU 2016-02 is effective for public companies for annual reporting periods, and interim periods within those years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This new standard will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the impact of the pending adoption of ASU 2016-15 on its consolidated financial statements.

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In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Under the new standard, the selling (transferring) entity is required to recognize a current tax expense or benefit upon transfer of the asset. Similarly, the purchasing (receiving) entity is required to recognize a deferred tax asset or liability, as well as the related deferred tax benefit or expense, upon purchase or receipt of the asset. This pronouncement is effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Group is still evaluating the effect that this guidance will have on the consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force) (“ASU2016-18”). ASU 2016-18 requires amounts generally described as restricted cash and restricted cash equivalents to be included with cash and cash equivalents when reconciling the total beginning and ending amounts for the periods shown on the statement of cash flows. The guidance is effective for public companies for annual periods beginning after December 15, 2017, and interim periods within those annual periods. Early adoption is permitted, including adoption in an interim period. The guidance should be applied using a retrospective transition method for each period presented. The Company is currently assessing the impact that adopting this new accounting standard will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the framework for determining whether an integrated set of assets and activities meets the definition of a business. The revised framework establishes a screen for determining whether an integrated set of assets and activities is a business and narrows the definition of a business. Acquisitions of integrated sets of assets and activities that do not meet the definition of a business are accounted for as asset acquisitions. This update is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for transactions that have not been reported in previously issued (or available to be issued) financial statements. The Group does not believe this standard will have a material impact on the results of operations or financial condition.

In January 2017, the FASB issued Accounting Standards Update No. 2017-04(“ASU 2017-04”), Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge. Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. This standard is effective for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect that this guidance will have on our consolidated financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, Compensation – Stock Compensation: Scope of Modification Accounting. The guidance clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as modifications. Entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. This guidance is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted.

Recently Adopted Standards

In July 2015, the FASB issued ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This ASU does not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. This ASU requires entities within scope of this update to measure inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this update are effective for fiscal years beginning after December 15, 2016, with early adoption permitted, and should be applied prospectively. The Company adopted ASU 2015-11 on July 1, 2017 and such adoption did not have a material impact on our financial statements.

In November 2015, the FASB issued ASU No. 2015-17 (“ASU 2015-17”), Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. ASU 2015-17 simplifies the presentation of deferred income taxes by eliminating the separate classification of deferred income tax liabilities and assets into current and noncurrent amounts in the consolidated balance sheet. The amendments in the update require that all deferred tax liabilities and assets be classified as noncurrent in the consolidated balance sheet. The amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods therein and may be applied either prospectively or retrospectively to all periods presented. Early adoption is permitted. The Company adopted ASU 2015-17 on July 1, 2017 on a prospective basis. As a result, current portion of deferred income tax liabilities and assets have been reclassified to noncurrent liabilities and assets. Prior periods were not retrospectively adjusted and all future adjustments will be reported as noncurrent.

In March, 2016, the FASB issued ASU No. 2016-09, Compensation Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The new standard is effective for the Company for the fiscal year beginning July 1, 2017. Early adoption is permitted. The Company adopted this guidance on July 1, 2017 on a prospective basis. The adoption of this guidance did not have a material impact on our financial position or results of operations

A.	Operating Results

The following are some financial highlights for the six months ended December 31, 2017:

•	Total assets increased by approximately $121.8 million, from approximately $1,058.3 million as of June 30, 2017, to approximately $1,180.1 million as of December 31, 2017. The increase was mainly due to an increase of approximately $38.2 million in time deposits with maturities over three months, approximately $37.6 million in cost and estimated earnings in excess of billings, and approximately $33.5 million in cash and cash equivalents.

•	Cash and cash equivalents increased by approximately $33.5 million, from approximately $197.6 million as of June 30, 2017, to approximately $231.1 million as of December 31, 2017. The increase was mainly due to $72.1 million cash generated from operating activities.

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•	Accounts receivable at December 31, 2017 were approximately $257.6 million, an increase of approximately $11.0 million, or 4.5%, compared to approximately $246.6 million at June 30, 2017.

•	Cost and estimated earnings in excess of billings as of December 31, 2017, were approximately $199.7 million compared to approximately $162.1 million as of June 30, 2017, representing a increase of approximately $37.6 million, or 23.2%. The cost and estimated earnings in excess of billings were accounted for based on the difference between percentages of completion and progress billings. Different contracts have different billing arrangements, and consequently result in different cost and estimated earnings in excess of billings. The higher or lower balance of cost and estimated earnings in excess of billings as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Inventory increased by approximately $1.9 million, from approximately $45.7 million as of June 30, 2017, to approximately $47.6 million as of December 31, 2017.

•	Property, plant and equipment increased by approximately $3.5 million, from approximately $80.5 million as of June 30, 2017, to approximately $84.0 million as of December 31, 2017.

•	Investments in equity investees increased by approximately $11.0 million, from $47.2 million as of June 30, 2017, to approximately $58.2 million as of December 31, 2017. The increase was mainly due to gains realized from equity investees.

•	Total liabilities increased by approximately $38.8 million or 11.6% from approximately $334.7 million at June 30, 2017, to approximately $373.5 million as of December 31, 2017. The increase in liabilities was mainly due to an increase of approximately $23.1 million in deferred revenue.

•	Short-term bank loans decreased by approximately $0.2 million, from approximately $8.1 million on June 30, 2017, to $7.9 million on December 31, 2017.

•	Accounts payable increased by approximately $3.4 million, or 2.8% from approximately $122.7 million on June 30, 2017, to $126.1 million on December 31, 2017.

•	Deferred revenue increased by approximately $23.1 million, or 21.5%, from approximately $107.4 million on June 30, 2017, to approximately $130.5 million on December 31, 2017. The deferred revenue was accounted for based on the difference between progress billings and percentages of completion. Different contracts have different billing arrangements, and consequently result in different deferred revenue. The higher or lower balance of deferred revenue as of the balance sheet date was due to the different contracts mix with different billing arrangements.

•	Deferred tax assets were $8.6 million as of December 31, 2017. Based on the Company’s historical operating results and order backlog, the Company believes that it is more than likely that the deferred tax assets net of valuation allowance would be realized.

Comparison of Six Months Ended December 31, 2017 and 2016

Revenues: For the six months ended December 31, 2017, total revenues amounted to approximately $272.9 million, an increase of approximately $70.2 million, compared to approximately $202.7 million for the same period in the prior year, representing an increase of 34.6%.

Integrated contract revenue accounted for approximately $230.1 million of total revenues, an increase of approximately $47.5 million or 26.0%, compared to approximately $182.6 million for the same period in the prior year. The increase in integrated revenues was mainly composed of an increase of approximately $30.1 million or 57.4% in rail transportation and an increase of approximately $19.3 million or 26.2% in industrial automation projects. The revenue increase was partially offset by a decrease of $2.5 million or 4.6% in mechanical and electrical solutions business.

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Approximately $19.2 million of total revenues was generated from product sales, an increase of approximately $4.8 million, or 33.3% compared to approximately $14.4 million in product sales revenue for the same period in the prior year. Product sales revenue depends on overall demand for the Company’s spare parts for customers’ maintenance and replacement purposes.

Approximately $23.6 million of total revenue was generated from service rendered, an increase of $17.9 million or 314.0% compared to $5.7 million for the same period in the prior year.

The Company’s total revenue by segments was as follows:

(In USD millions)

	Six months ended December 31,
	2016		2017
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	90.8	44.8%	115.1	42.2%
Rail Transportation	56.3	27.8%	104.8	38.4%
Mechanical and Electrical Solution	55.5	27.4%	53.0	19.4%
Miscellaneous	0.1	0.0%	-	0.0%
Total	202.7	100.0%	272.9	100.0%

Order Backlog: An important measure of the stability and growth of the Company’s business is the size of its order backlog, which represents the total amount of unrecognized contract revenue associated with existing contracts. Our order backlog as of December 31, 2017 amounted to approximately $547.6 million, representing an increase of approximately $48.2 million, or 9.7%, compared to approximately $499.4 million as of December 31, 2016.

Of the total order backlog as of December 31, 2017, the unrecognized revenue associated with new contracts signed in the six months period ended December 31, 2017 was approximately $143.4 million and the amount brought forward from prior periods was approximately $404.2 million, comparing to the total backlog as of December 31, 2016 of approximately $120.0 million from new contracts signed in the six months period ended December 31, 2016, and approximately $379.4 million from contracts carried forward from prior year.

Cost of revenues: Mirroring the categories of revenues, the cost of revenues can also be divided into three components including cost of integrated contracts, cost of products sold and cost of service rendered. For the six months ended December 31, 2017, the total cost of revenues amounted to approximately $168.9 million, an increase of approximately $25.0 million, or 17.4%, compared to approximately $143.9 million for the same period in the prior year. The increase was due to an approximate $18.2 million increase in the cost of integrated contracts, an increase of approximately $5.2 million or 274.6% in the cost of services rendered, and an increase of approximately $1.7 million or 40.8% in the cost of products.

The cost of integrated contract revenue consists primarily of three components: cost of equipment and materials, labor costs and other manufacturing expenses including but not limited to detecting expense, technology service fee, all of which incurred during the designing, building and delivering customized automation solutions process to customers. For the six months ended December 31, 2017, the total cost of integrated contracts was approximately $156.0 million, compared to approximately $137.8 million for the same period in the prior year, representing an increase of approximately $18.2 million, or 13.2%.  The increase was primarily due to an increase of approximately $11.4 million in cost of equipment and materials, an increase of approximately $4.2 million in labor cost, and an increase of approximately $2.6 million in other manufacturing expenses. Of the total cost of integrated contract revenue for the six months ended December 31, 2017, cost of equipment and materials accounted for approximately $86.3 million, compared to approximately $74.9 million for the same period in the prior year; labor cost accounted for approximately $36.3 million, compared to approximately $32.1 million for the same period in the prior year; and other manufacturing expenses accounted for approximately $33.4 million, compared to approximately $30.8 million for the same period in the prior year. Of the total integrated contract revenue for the six months ended December 31, 2017, cost of equipment and materials accounted for 37.5%, compared to 41.0% for the same period in the prior year; labor cost accounted for 15.8%, compared to 17.6% for the same period in the prior year; and other manufacturing expenses accounted for 14.5%, compared to 16.9% for the same period in the prior year. The cost components of integrated contracts were determined and varied according to requirements of different customers.

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Sales of products represent sales of spare parts (either company manufactured or purchased from outside vendors) to customers for maintenance and replacement purposes. Given the fact that the products purchased from outside vendors have different functions and capabilities from our self-made products, we decide whether to purchase or manufacture the necessary products based on the needs and preferences of different customers while considering the efficiency factor. Therefore, as a percentage of the cost of products sold, the self-made products and purchased products have varied significantly from time to time. The cost of products sold for the six months ended December 31, 2017 was approximately $5.8 million, an increase of approximately $1.7 million, compared to approximately $4.1 million for the same period in the prior year.

As for the cost of the service revenue, our employees spend time and incur expenses while they are with the customers. From time to time, materials costs related to the service are incurred, especially for providing extended warranty services. The cost of service revenue for the six months ended December 31, 2017 was approximately $7.1 million, an increase of approximately $5.2 million, compared to approximately $1.9 million for the same period in the prior year.

Gross margin: For the six months ended December 31, 2017, as a percentage of total revenues, the overall gross margin was 38.1%, compared to 29.0% for the same period in the prior year. The gross margin for integrated contracts was 32.2% for the six months ended December 31, 2017, compared to 24.5% for the same period in the prior year. The increase in gross margin for integrated contracts was mainly due to our different sales mix during the six months ended December 31, 2017. The gross margin for products sold was 69.6% for the six months ended December 31, 2017, compared to 71.2% for the same period in the prior year. The gross margin for service provided was 69.9% for the six months ended December 31, 2017, compared to 66.8% for the same period in the prior year.

Selling expenses: Selling expenses mainly consist of compensation, traveling and administrative expenses related to marketing, sales and promotion activities incurred by the Company’s marketing departments. Selling expenses were approximately $14.4 million for the six months ended December 31, 2017, an increase of 21.0%, or approximately $2.5 million, compared to approximately $11.9 million for the same period in the prior year. As a percentage of total revenues, selling expenses accounted for 5.3% and 5.9% for the six months ended December 31, 2017 and 2016, respectively.

General and administrative expenses: General and administrative expenses mainly include compensation, traveling and other administrative expenses of non-sales-related departments, such as the finance department, information systems department and human resources department. General and administrative expenses amounted to approximately $23.5 million for the six months ended December 31, 2017, representing an increase of approximately $1.1 million, or 4.9%, compared to approximately $22.3 million for the same period in the prior year. As a percentage of total revenues, general and administrative expenses were 8.6% and 11.0% for the six months ended December 31, 2017 and 2016, respectively.

Research and development expenses: Research and development expenses represent mostly employee compensation, materials consumed and experiment expenses related to specific new product research and development, as well as any expenses incurred for basic research on advanced technologies. For the six months ended December 31, 2017, research and development expenses were approximately $19.2 million, representing an increase of approximately $3.2 million, or 20.0%, compared to approximately $16.0 million for the same period in the prior year. As a percentage of total revenues, research and development expenses were 7.0% and 7.9% for the six months ended December 31, 2017 and 2016, respectively.

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VAT refunds and government subsidies: The state tax bureaus in China provide refunds out of the value added tax (“VAT”) they collect in order to encourage the research and development efforts made by certain qualified enterprises.  Some of our subsidiaries in China received such refunds. All VAT refunds, that have no further conditions to be met, are recognized in the statements of comprehensive income when cash or approval from the tax bureaus is received. For the six months ended December, 2017, VAT refunds were approximately $13.2 million, compared to approximately $12.9 million for the same period in the prior year, increasing by approximately $0.3 million, or 2.3%. As a percentage of total revenues, VAT refunds were 4.8% and 6.4% for the six months ended December 31, 2017 and 2016, respectively.

The local governments in China also provide financial subsidies to encourage research and development efforts made by certain qualified enterprises. Some of our subsidiaries received such subsidies. For the government subsidies that have no further conditions to be met, the funds received are recognized in the statements of comprehensive income; for the subsidies that have certain operating conditions yet to be met, the fund received are recorded as liabilities and will be released to income when the conditions are met. Subsidy income from the government amounted to approximately $3.3 million and $4.9 million for the six months ended December 31, 2017 and 2016, respectively, representing a decrease of approximately $1.6 million, or 32.7%.

Income from operations: Income from operations increased by approximately $37.0 million, from approximately $26.4 million for the six months ended December 31, 2016 to approximately $63.4 million for the six months ended December 31, 2017. The increase was mainly due to the increase of $45.1 million in the gross profit.

Interest income: For the six months ended December 31, 2017, interest income increased by approximately $1.7 million, or 130.8% from approximately $1.3 million for the same period in the prior year, to approximately $3.0 million for the current period. As a percentage of total revenue, interest income accounted for 1.1% and 0.6% for the six months ended December 31, 2017 and 2016, respectively. The interest income was mainly earned from time deposits with maturities over three months.

Interest expenses: For the six months ended December 31, 2017, interest expenses increased by approximately $0.2 million, or 50.0% from approximately $0.4 million for the same period in the prior year, to approximately $0.6 million for the current period. As a percentage of total revenue, interest expenses accounted for 0.2% and 0.2% for the six months ended December 31, 2017 and 2016, respectively. The interest expenses were incurred by the short-term and long-term loans/bonds we had.

Other income (expenses), net: For the six months ended December 31, 2017, the other income (expenses), net increased by approximately $1.4 million from approximately $1.3 million for the same period in the prior year, to approximately $2.7 million for the current period.

Income tax expenses: For the six months ended December 31, 2017, the Company’s income tax expenses and the effective tax rate were $13.0 million and 18.4% for the six months ended December 31, 2017, as compared to $4.6 million and 12.6% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates.

Net income and earnings per share attributable to Hollysys: For the six months ended December 31, 2017, net income attributable to Hollysys amounted to approximately $57.6 million, representing an increase of approximately $25.9 million, as compared to approximately $31.7 million for the same period in the prior year. The basic and diluted earnings per share were $0.95 and $0.95 for the six months ended December 31, 2017, as compared to $0.53 and $0.52 for the same period in the prior year, representing an increase of $0.42 and $0.43, respectively. The increase was primarily due to the higher net income attributable to Hollysys compared to prior year period.

B.	Liquidity and Capital Resources

We believe our working capital is sufficient to meet our present requirements. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In the long-term, we intend to rely primarily on cash flow from operations and additional borrowings from banks to meet our anticipated cash needs. If our anticipated cash flow and borrowing capacity is insufficient to meet our requirements, we may also seek to sell additional equity, debt or equity-linked securities. We cannot assure you that any financing will be available in the amounts we need or on terms acceptable to us, if at all.

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In line with the industry practice, we typically have a long receivable collection cycle. As a result, our cash provided by our operations in any given year may not be sufficient to fully meet our operating cash requirements in that year. We will use available financing means, including bank loans, to provide sufficient cash inflows to balance timing differences in our cash flows.

We estimate our liquidity needs for investing and financing activities for fiscal 2018 will be approximately $14.4 million, which will be primarily related to the repayment of bank borrowings and capital expenditures. Our future working capital requirements will depend on many factors, including, among others, the rate of our revenue growth, the timing and extent of expansion of our sales and marketing activities, the timing of introductions of new products and/or enhancements to existing products, and the timing and extent of expansion of our manufacturing capacity.

Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, and third-party manufacturers, as well as any increases in manufacturing capacity or acquisitions of third party businesses that we may seek in the future. We expect to meet these requirements primarily through our current cash holdings, revolving bank borrowings, as well as our cash flow from operations. For fiscal year 2018, we expect $5.9 million of capital expenditures, mainly related to information system enhancement and manufacturing facility upgrades. We currently do not have any plan to incur significant capital and investing expenditures for the foreseeable future beyond 2018.

Cash Flow and Working Capital

As of December 31, 2017, we had total assets of approximately $1,180.1 million, of which cash and cash equivalents amounted to $231.1 million, time deposits with original maturities over three months amounted to $134.4 million, accounts receivable amounted to $257.6 million and inventories amounted to $47.6 million. While working capital was approximately $630.5 million, equity amounted to $806.6 million and our current ratio was approximately 2.9.

The following table shows our cash flows with respect to operating activities, investing activities and financing activities for the six months ended December 31, 2016 and 2017:

	Six Months Ended December 31,
Cash Flow Item	2016	2017
Net cash provided by operating activities	$54,073	$72,148
Net cash used in investing activities	$(63,947)	$(38,882)
Net cash used in financing activities	$(3,464)	$(7,569)
Effect of exchange rate changes on cash and cash equivalents	$(5,642)	$7,733
Net (decrease) increase in cash and cash equivalents	$(18,980)	$33,430
Cash and cash equivalents, beginning of period	$229,095	$197,640
Cash and cash equivalents, end of period	$210,115	$231,070

Operating Activities

For the six months ended December 31, 2017, net cash provided by operating activities was approximately $72.1 million, compared to approximately $54.1 million for the same period in the prior year.  The net cash inflow of operating activities in six months ended December 31, 2017 was primarily consisted of net income of approximately $57.7 million, approximately $3.2 million generated from non-operating items and non-cash items, approximately $11.2 million provided by working capital. Changes in working capital are attributable to an increase in deferred revenue of approximately $18.4 million, an increase of due from related parties of approximately $7.8 million, an increase of income tax payable approximately of $6.8 million, an increase of restricted cash approximately of $5.0 million, an increase of other receivables approximately of $3.8 million, all of which were partially offset by a decrease in costs and estimated earnings in excess of billings of approximately $34.5 million.

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The net cash inflow of operating activities in six months ended December 31, 2016 was primarily consisted of net income of approximately $31.6 million, and changes in working capital attributable to an increase in costs and estimated earnings in excess of billings of approximately $34.3 million, an increase of deferred revenue approximately of $26.8 million, all of which were partially offset by a decrease in restricted cash of approximately $17.3 million, a decrease in other tax payables of approximately $10.6 million, and a decrease in inventories of approximately $6.1 million.

Investing Activities

For the six months ended December 31, 2017, net cash used in investing activities was approximately $38.9 million, compared to approximately $63.9 million for the same period in the prior year. The net cash used in investing activities in six months ended December 31, 2017 mainly consisted of a cash outflow of approximately $119.7 million for time deposits placed with banks, a cash outflow of approximately $4.2 million in investment of an equity investee, partially offset by a cash inflow of approximately $86.2 million from maturity of time deposits.

The net cash used in investing activities in six months ended December 31, 2016 mainly consisted of a cash outflow of approximately $74.8 million for time deposits placed with banks, a cash outflow of approximately $16.7 million for net cash reduced upon deconsolidation of a subsidiary, partially offset by a cash inflow of approximately $27.9 million from maturity of time deposits.

Financing Activities

For the six months ended December 31, 2017, net cash used in financing activities was approximately $7.6 million, as compared to approximately $3.5 million for the same period in the prior year. The net cash used in financing activities in six months ended December 31, 2017 mainly consisted of a repayment of short-term bank loans of approximately $1.6 million, and a payment of dividends of approximately $7.2 million, partially offset by proceeds from short-term bank loans of approximately $1.1 million.

The net cash used in financing activities in six months ended December 31, 2016 mainly consisted of a repayment of short-term bank loans of approximately $3.9 million, a repayment of long-term bank loans of approximately $2.1 million, and a payment of dividends of approximately $12.0 million, partially offset by proceeds from exercise of share options of approximately $5.8million, proceeds from long-term bank loans of approximately $5.7 million, and proceeds from short-term bank loans of approximately $3.1million.

C.	Research and Development, Patents and Licenses

Research and Development Efforts

As a high-technology company, our business and long-term development rely highly on our research and development capabilities. Our research and development process is based on Capability Maturity Model Integration Level 2&3 and can be classified into the following seven phases:

•	Study phase

•	Requirement phase

•	Designing phase

•	Implementation phase

•	Testing phase

•	Inspection phase

•	Maintaining phase

We use standard product development life cycle models, including the waterfall model, increment model, iterative model and prototype. As a technology leader we continually develop and patent new automation technologies.  We also continually review and evaluate technological changes affecting the automation and integrated system industries and invest substantially in application-based research and development. We currently employ over 700 staff in the research and development department or engaged in research and development work.

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Our core technologies achieved from our research and development efforts include:

•	Large scale software platform architecture design;

•	Proprietary network design and development technologies;

•	Safety computer platform design and manufacturing;

•	Efficient I/O (Input /Output) signal processing design technology; and

•	Embedded system design and manufacturing.

We are committed to incorporating the latest advances in electronics and information system technology into its products and, whenever possible, developing state-of-the-art proprietary products based on its extensive internal expertise and research efforts.  We currently spend approximately 6-9% of our annual revenues on research and development. Our recent major research and development focuses include:

•	Transportation Automation;

•	Manufacturing Automation; and

•	Process Automation.

Our research and development efforts have led to the invention of several proprietary systems in the fields of DCS, PLC and transportation automation systems. We improved our 5th generation DCS (Distributed Control System), which represents higher reliability, stability, better safety protection and user-friendliness with advanced system architecture, hardware, software designs and industry expert solutions. We completed the development and certified our SIS (Safety Instrumented System) –HiaGuard with SIL3 (Safety Integrity Level 3) in compliance with international standards. HiaGuard is the first domestically developed SIS technology and breaks the monopoly held by foreign systems in China in this product. Hollysys’ HiaGuard can be applied for ESD (Emergency Shutdown System), PSD (Process Shutdown System), and FGS (Fire and Gas Systems) used in various industries. We also invented several series of PLC (Programmable Logic Controller) products, and the most successful applications include the mining safety protection systems and Traditional Chinese Medicine manufacturing and packaging machine and dispensing machine. Our core technologies provide a platform that is designed to enable the rapid and efficient development of our technologies for specific applications that are quickly, efficiently and affordably tailored to particular industries and to the needs of our customers. Our software development tools enable us to program our systems rapidly, allowing us to apply digital technologies that take advantage of the tremendous advances in electronics and information technology to improve quality and reliability while reducing cost. The market for our products includes, not only the large number of factories that are continually under construction in China’s rapidly expanding industrial base, but also extends to the replacement and upgrading of outdated legacy systems to bring a higher degree of control and efficiency to the automation of processes, delivering increasing benefits to customers as they meet increased competition. In the future we expect that the market for our products will extend further into South Asia and the Middle East.

We already have our proprietary high-speed rail signaling system including ATP (Automatic Train Protection), TCC (Train Control Center), LEU (Line-Side Electronic Unit), BTM (Balise Transmission Module), TSRS (Temporary Speed Restriction Server), HVC (Hollysys Vital Computer) and Interlocking system been certified according to international standards and have passed the Safety Integrity Level 4 (SIL4) certification. For the subway signaling system, the proprietary ATS (Automatic Train Supervision) and CBI (Computer Based Interlocking) have passed SIL2 and SIL4 certification respectively by the end of 2011. And in March 2013 we finished the development and certified ZC (Zone Controller), LEU (Line-side Electronic Unit) and Balise according to SIL4 (Safety Integrity Level 4) requirements in compliance of international standards, the certification of ATP (Automatic Train Protection) for subway signaling system was finished at the end of calendar year 2013. For both of the signaling systems, Hollysys is one of the earliest domestic companies in developing and certifying the signaling systems according to the international standards. Hollysys will be one of the few companies in the world which command the most leading and safety critical technologies of rail signaling system and we will compete with multinational companies such as Siemens, Alston and Bombardier in domestic and world arena. We believe our research and development efficiency, latest technology, strong customization and better value for money proposition will give us an unparalleled advantage in the high-speed rail and subway signaling markets.

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For the six months ended December 31, 2017 and 2016, aggregate research and development expenses were approximately $19.2 million, and $16.0 million, respectively.

Intellectual Property Rights

We rely on a combination of copyright, patent, trademark and other intellectual property laws, nondisclosure agreements and other protective measures to protect our proprietary rights. We also utilize unpatented proprietary know-how and trade secrets and employ various methods to protect them. As of December 31, 2017, we held 163 software copyrights, 141 authorized patents, 182 patent applications and 2 registered trademarks. Our earliest software copyrights will expire in 2051. Our invention patents have terms of 20 years. The first expiration will be in 2020 and the second will be in 2023 and our utility patents and design patents have terms of 10 years. One utility patent is expected to expire in 2018.

Although we employ a variety of intellectual property in the development and manufacturing of products, we believe that only a few of our intellectual property rights are critical to our current operations. However, when taken as a whole, we believe that our intellectual property rights are significant and that the loss of all or a substantial portion of such rights could have a material adverse effect on our results of operations. Also, from time to time, we may desire or be required to renew or to obtain licenses from others in order to further develop and manufacture commercially viable products effectively.

We market our DCS products mainly under the brand name of “HOLLiAS”.  Our brand name is well-established and is recognized as associated with high quality and reliable products by industry participants and customers. We have obtained trademark protection for our brand name “HOLLiAS” in the PRC as well as in other countries in the world. In addition, we have also registered or applied for a series of trademarks including brand names for us and our products. The trademarks are issued for 10-year periods and may be renewed prior to expiration.

D.	Trend Information

Other than as disclosed in the foregoing disclosures and elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We do not believe that we have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investment in our securities.

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F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations, including long-term loans and operating leases and capital and operational commitments as of December 31, 2017.

(In USD thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term & Long-term Loans
-Principal	29,324	8,310	20,675	208	131
-Interest	1,150	682	375	20	73
Operating Lease Obligations(1)	3,960	1,950	1,742	247	21
Purchase Obligations(2)	147,089	135,278	7,382	2,953	1,476
Capital Obligations(3)	189	189	-	-	-
Standby Letters of Credit(4)	23,000	23,000	-	-	-
Performance Guarantees(5)	59,448	49,934	9,138	75	301
Total	264,160	219,343	39,312	3,503	2,002

(1)	Operating lease obligations

It represents the future minimum payments under non-cancelable operating leases.

(2)	Purchase obligations

As of December 31, 2017, the Company had approximately $147.1 million in purchase obligations for the coming twelve months, for purchases of inventories. The inventories will be mainly used for fulfilling existing contracts or new contracts resulted from the expansion of our operations.

(3)	Capital obligations

As of December 31, 2017, the Company had approximately $0.2 million in capital obligations for the coming twelve months, mainly for the Company’s information system construction.

(4)	Standby letters of credit

We have issued letters of credit to our suppliers to serve as assurance of payment. When a letter of credit is issued, a proportion of the total amount covered by the letter of credit may be required to be deposited in the bank, and is not available until the payment has been settled or the letter of credit has expired. As of December 31, 2017, we had approximately $23.0 million in standby letters of credit obligations, with $23.0 million of restricted cash deposited in banks for the standby letters of credit.

(5)	Performance guarantees

We have provided performance guarantees to our customers to serve as assurance of performance for the contractual obligations. When a performance guarantee is issued, a proportion of the total guarantee amount may be required to be deposited in the bank, and is not available until the guarantee is expired. As of December 31, 2017, we had approximately $59.4 million performance guarantees obligation, with $6.7 million of restricted cash deposited in banks for performance guarantees.

Other than the contractual obligations and commercial commitments set forth above, we did not have any other long-term debt obligations, operating lease obligations, capital commitments, purchase obligations or other long-term liabilities as of December 31, 2017.

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